UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 333-220325
Washington, D.C. 20549

FORM 12b-25	CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2017

[  ]    Transition Report on Form 10-K

[  ]    Transition Report on Form 20-F

[  ]    Transition Report on Form 11-K

[  ]    Transition Report on Form 10-Q

[  ]    Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Yappa World Incorporated
Full Name of Registrant

4201 Via Marina, Unit D402
Address of Principal Executive Office (Street and Number)

Marina Del Rey, CA 90292
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Yappa World Incorporated (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Annual Report”) by the filing date applicable to smaller reporting companies, due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than fifteen calendar days following the prescribed filing date.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kiaran Sim	(424)	288-9022
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Yappa World Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2018	By:	/s/ Kiaran Sim
	Name:	Kiaran Sim
	Title:	Chief Operating Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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